Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2017	2016
Earnings
Income from continuing operations before income tax expense	$3,874	$3,608
Add
Equity losses (earnings) of affiliates	57	(38)
Cash distributions received from affiliates	182	225
Fixed charges, excluding capitalized interest	969	947
Amortization of capitalized interest	19	17

Total earnings available for fixed charges	$5,101	$4,759

Fixed charges
Interest on debt and finance lease charges	$909	$888
Capitalized interest	14	17
Interest element on rental expense	60	59

Total fixed charges	$983	$964

Ratio of earnings to fixed charges	5.2	4.9